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Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ballard Power Systems Inc.

We, KPMG LLP, consent to the use of our report dated March 8, 2024, on the consolidated financial statements of Ballard Power Systems Inc. (the “Entity”), which comprise the consolidated statements of financial position as at December 31, 2023 and December 31, 2022, the related consolidated statements of loss and comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes, and our report dated March 8, 2024 on the effectiveness of internal control over financial reporting as of December 31, 2023.
We also consent to the incorporation by reference of such reports in the Registration Statements No. 333-
225494 and No. 333-271785 on Form S-8 and No. 333-271758 on Form F-10 of Ballard Power Systems Inc.

//s// KPMG LLP
March 8, 2024
Vancouver, Canada
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.